UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-38665

CooTEK (CAYMAN) INC.

11F, T2, NO.16, Lane 399, Xinlong Road

Minhang District, Shanghai, 201101

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

This current report on Form 6-K was filed in connection with the resignation of Mr. Junkai Lin as the interim CFO of CooTek (Cayman) Inc. (the “Company”), effective July 12, 2023. Mr. Junkai Lin’s resignation does not involve any disagreement with the Company with regard to its business, finance, accounting or any other affairs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOTEK (CAYMAN) INC.

By:	/s/ Karl Kan Zhang
	Name:	Karl Kan Zhang
	Title:	Chairman of the Board of Directors and Chief Technology Officer

Date : July 12, 2023